

May 27, 2014

Via E-mail
John G. Russell
President and Chief Executive Officer
Consumers Energy Company
One Energy Plaza
Jackson, MI 49201

> **Re:** **Consumers Energy Company**
> **Consumers 2014 Securitization Funding LLC**
> **Registration Statement on Form S-3**
> **Filed May 2, 2014**
> **File Nos. 333-195654 and 333-195654-01**

Dear Mr. Russell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to either the prospectus or the prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to the other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the prospectus and prospectus supplement, as applicable.

2. We note your disclosure on page S-8 of the prospectus supplement and page 42 of the prospectus regarding your other affiliated issuing entities. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the

depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 to Form S-3. Also, please provide us with the CIK code for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5(a)(i) to Form S-3.

Prospectus Supplement

Cover Page

4. We note on page S-23 that the underwriter may engage in overallotment transactions. Please include disclosure of this option on the cover page of the prospectus supplement pursuant to Item 501(b)(2) of Regulation S-K.

Summary of Terms, page S-2

5. We note your disclosure on page S-4 and elsewhere in the registration statement that neither the securitization property nor the other collateral securing the bonds is or will be a pool of assets. It is not clear to us how this statement is consistent with the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please revise as appropriate.

Prospectus

Prospectus Summary, page 2

The Collateral, page 5

6. We note that, in addition to the securitization property, various types of collateral will also secure the bonds, including "instruments, investment property or other assets." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Servicing Agreement, page 74

Remittances to Collection Account, page 76

7. It is not clear how the payments on the Series 2001-1 securitization bonds described at the end of this section relate to the remittance of securitization charges to the collection account for the Series 2014A securitization. Will securitization charges for the Series

2001-1 securitization be commingled with securitization charges for the Series 2014A securitization in a single collection account? Will securitization charge collections for the Series 2014A securitization be used to make payments related to the Series 2001-1 securitization bonds? With a view towards disclosure, please explain the connection, or revise the disclosure as appropriate. Refer to Item 1108(c)(2) of Regulation AB.

Where You Can Find More Information, page 93

8. We note your disclosure that the issuing entity or sponsor will file with the Commission all of the periodic reports required to be filed under the Exchange Act and the rules, regulations or orders of the Commission thereunder. Please revise to include reference to the filing of current reports on Form 8-K.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statements, page II-2

9. Please file your exhibits with your next amendment. Please also remove the reference to Item 601(b)(1) of Regulation S-K in your footnote. Lastly, please confirm that all finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Florio, Attorney-Advisor, at (202) 551-3490 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Shelley J. Ruckman, Esq.
       Consumers Energy Company

       David S. Baxter, Esq.
       Pillsbury Winthrop Shaw Pittman LLP